SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX AMERICA • ASIA PACIFIC • EUROPE

August 4, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Suzanne Hayes
Jeff Gabor
Sasha Parikh
Tracey Houser

Re:	Outset Medical, Inc. Draft Registration Statement on Form S-1 Submitted July 1, 2020 CIK No. 0001484612

Ladies and Gentlemen:

On behalf of our client, Outset Medical, Inc. (“Outset” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 28, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 confidentially submitted on July 1, 2020 (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and a revised draft of the Registration Statement (“Confidential Draft No. 2”). For the Staff’s reference, we are also providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Confidential Draft No. 2 and a copy marked to show all changes from the version confidentially submitted on July 1, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Confidential Draft No. 2.

DRS Submitted July 1, 2020

Prospectus Summary

Overview, page 1

1.	Please indicate when the Tablo console initially received FDA clearance.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 2 and 99 of Confidential Draft No. 2 to address this comment.

2.	Please revise page 2 to disclose your obligation to perform post-market surveillance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 135 of Confidential Draft No. 2 to address the Staff’s comment.

3.	We note your belief that the COVID-19 pandemic has driven an increase in demand for the Tablo console. Please revise to quantify this increase.

Response: The Company respectfully acknowledges the Staff’s comment and will provide appropriate disclosure responsive to it in a subsequent amendment to the Registration Statement that contains unaudited interim financial statements for the six-month period ended June 30, 2020, which reflects the time period during which the recent increase in demand for the Tablo console driven by the COVID-19 pandemic is more appropriately described.

Our Market Opportunity, page 2

4.	Please disclose any material assumptions and limitations associated with your estimate of the total addressable market for your Tablo console.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has disclosed in a risk factor beginning on page 22 of Confidential Draft No. 2 certain underlying assumptions and risks related to the Company’s estimates of its total addressable market.

Implications of Being an Emerging Growth Company, page 6

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all such written communications.

Risk Factors

We have significant customer concentration..., page 22

6.

Please identify the customer that accounted for 11% of your revenue in 2019 and whether the loss of the customer would have a significant impact on your business. Please consider factors in addition to the direct loss of revenue, such as reputation harm.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the loss of the customer accounting for 11% of the Company’s revenue in 2019 would not have a significant impact on the Company’s business, including the Company’s revenue or reputational harm. As such, the Company believes that the specific identification of that particular customer is not information that is material to an investor or would increase an investor’s understanding of the Company.

Our ability to utilize our net operating loss carryforwards..., page 30

7.	Please quantify your net operating loss carryforwards and research and development credits.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31 of Confidential Draft No. 2 to address this comment.

Market, industry and other data, page 65

8.

We note your statement that neither you nor the underwriters have verified any third party information obtained from third party sources. Please revise to clarify that you are not disclaiming liability for information provided in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of Confidential Draft No. 2 to address this comment.

Use of Proceeds, page 66

9.	Please revise your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified in the third paragraph.

Response: The Company respectfully acknowledges the Staff’s comment and will in a subsequent amendment to the Registration Statement provide the Staff with the estimated amount of proceeds allocated for each use identified once such allocations have been determined.

Factors Affecting Our Business, page 77

10.

Please revise to discuss the effects, if any, that COVID-19 has had on your business, including, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties going forward. For guidance, see CF Disclosure Guidance: Topics No. 9 and 9A.

Response: As referenced in the Company’s response to comment no. 3 above, the Company respectfully acknowledges the Staff’s comment and will provide appropriate disclosure responsive to it in a subsequent amendment Registration Statement that contains unaudited interim financial statements for the six-month period ended June 30, 2020, which reflects the time period during which the recent increase in demand for the Tablo console driven by the COVID-19 pandemic is most appropriately illustrated and quantified.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the three Months Ended March 31, 2019 and 2020, page 82

11.

Please quantify each of the factors you noted under the Revenue and Cost of Revenue line items that explains the increase and/or decrease from the current period to the respective prior period, as applicable. For instance, one of the factors you noted that attributed to the 148% increase in product revenues for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 was increased sales of console leasing revenue. Please quantify this increase and quantify each of the other factors noted.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 84, 85 and 87 of Confidential Draft No. 2 to quantify the factors noted under the Revenue and Cost of Revenue line items.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 93

12.

Once you have an estimated offering price, please provide us with an analysis explaining how you determined the fair value of the common stock underlying your equity issuances along with the reasons for any differences between recent valuations of your common stock leading up to your offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with the requested information once an estimated offering price has been determined.

Business Overview, page 97

13.

We note your statement on page 15 that your strategy is based on certain assumptions about the adoption by home dialysis patients. Please clarify whether your strategy is based on an assumption that third party payers will provide reimbursement for the Tablo equipment. If it is based on that assumption, please expand your discussion to describe the status of third party reimbursement for your products or competing products.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that treatments for dialysis, including home dialysis, are currently covered and reimbursed by both government health care programs and private payors, and are not dependent on the specific device used in treatment. The Company’s customers are currently reimbursed by government health care programs and private payors under these policies for the use of Tablo equipment in the home.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

Patents, page 126

14.

Please revise to disclose the expected expiration dates for pending patent applications and the identification of all applicable jurisdictions where patents are granted or patent applications are pending.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128 of Confidential Draft No. 2 to address this comment.

15.

To the extent that your license agreement with Oregon State University relates to the Tablo console, please disclose the material terms and file the agreement as an exhibit to the registration statement or, in the alternative, tell us why you are not required to file this agreement. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the patents licensed under the Company’s license agreement with Oregon State University are not used in the Tablo console, and such patents are, in any event, immaterial to the production of the Tablo console. Accordingly, the Company has not disclosed the material terms of the license agreement with Oregon State University and does not believe it is required to file the license agreement under Item 601(b)(10) of Regulation S-K because the agreement is not material to the Company.

Tablo Console, page 127

16.

Please expand your discussion to describe the material terms of your agreement with Tacna. Additionally, file the agreement or explain the basis for your belief that you are not substantially dependent on the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 129 of Confidential Draft No. 2 to describe the material terms of the Company’s agreement with Tacna and will file a redacted version of the agreement with a subsequent amendment to the Registration Statement.

Business

Reimbursement in the clinic and home settings, page 137

17.	Please revise your discussion to address the reimbursement of acquiring a Tablo in a home setting.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as addressed in the Company’s response to comment no. 13 above, treatments for dialysis, including home dialysis, are currently covered and reimbursed by both government health care programs and private payors, and are not dependent on the specific device used in treatment. The Company’s customers are currently reimbursed by government health care programs and private payors under these policies for the use of Tablo equipment in the home.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Leases, page F-11

18.

Please tell us the accounting literature you are applying to account for your lease agreements. In this regard, you noted on page F-16 and F-49 that you are currently evaluating the impact of the adoption of Leases (Topic 842) on your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-11, F-17 and F-50 of Confidential Draft No. 2 to reflect that the Company is accounting for its leases under Topic 842.

Revenue, page F-13

19.

You note that product revenue consists primarily of sales of the Tablo console and related consumables, including the Tablo cartridge, used in treatment delivery. You also state that revenue from product sales is recognized at a point in time. However, on page F-17, under Performance Obligations, you noted that “...performance obligations are expected to be satisfied over the term of the individual sales arrangement, which generally are twelve months.” Please clarify this apparent inconsistency. In addition:

•	Please clearly disclose your performance obligations, and

•

Tell us if the sale of your Tablo console is distinct from the related consumables, such as the Tablo cartridge, and the reasons that support your accounting. In addition, tell us if the service agreement is distinct from the other performance obligations. Refer to ASC 606-10-25-19 through 25-22. In this regard, include in your response if the Tablo cartridge is available from entities other than you or if any cartridge besides the Tablo cartridge can be used in the Tablo console.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 93, F-13, F-17, F-18, F-48 and F-50 of Confidential Draft No. 2 to address the comment regarding the Company’s performance obligations.

The Company evaluated whether the Tablo console and related consumables, such as the Tablo cartridge, and the services are distinct from each other pursuant to ASC 606-10-25-19 which states the following:

A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.

The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

b.

The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

Capable of Being Distinct in accordance with ASC 606-10-25-19(a)

The Company evaluated whether the Tablo console and related consumables, including the Tablo cartridge, and the services are each capable of being distinct pursuant to ASC 606-10-25-20 which states the following:

A customer can benefit from a good or service in accordance with paragraph 606-10-25-19(a) if the good or service could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefits. For some goods or services, a customer may be able to benefit from a good or service on its own. For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events.

While the Tablo console is often sold together with the Tablo cartridge, which is only produced by the Company, and services, the Company separately sells both the consumables, including the Tablo cartridge, through refill orders and the services through service renewal agreements to customers who previously purchased the Tablo console. Therefore, customers can benefit from the Tablo console in conjunction with the consumables, including the Tablo cartridge, and services, since they are both readily available resources sold separately by the Company. Therefore, the Tablo console and related consumables, including the Tablo cartridge, and services are each capable of being distinct under ASC 606-10-25-19(a). In its evaluation of ASC 606-10-25-19(a) with respect to the Tablo console and related consumables, the Company noted that its conclusion is consistent with ASC 606-10-55-150G and ASC 606-10-55-150H which state the following:

An entity enters into a contract with a customer to provide a piece of off-the-shelf equipment (that is, it is operational without any significant customization or modification) and to provide specialized consumables for use in the equipment at predetermined intervals over the next three years. The consumables are produced only by the entity, but are sold separately by the entity.

The entity determines that the customer can benefit from the equipment together with the readily available consumables. The consumables are readily available in accordance with paragraph 606-10-25-20 because they are regularly sold separately by the entity (that is, through refill orders to customers that previously purchased the equipment). The customer can benefit from the consumables that will be delivered under the contract together with the delivered equipment that is transferred to the customer initially under the contract. Therefore, the equipment and the consumables are each capable of being distinct in accordance with paragraph 606-10-25-19(a).

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

Distinct in the Context of the Contract in accordance with ASC 606-10-25-19(b)

The Company next evaluated whether the Tablo console and related consumables, including the Tablo cartridge, and services are distinct in the context of the contract pursuant to ASC 606-10-25-21 which states:

In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.

The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted.

b.	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c.

The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

The Company’s services relate to service agreements for the Tablo console, under which the Company provides maintenance, repair and training services, connectivity to the Company’s cloud infrastructure and software updates. The services provided by the Company do not integrate the Tablo console and related consumables into a bundle of goods or services. The Company does not provide the service of integrating, modifying or customizing these goods and services transferred to a customer. Additionally, the Tablo console and related consumables and services do not significantly modify or customize, and are not significantly modified or customized by, one another nor are they highly interdependent or highly integrated as the Company is able to fulfill its contractual obligations by transferring these goods and services independently. While the Tablo cartridge is only produced by the Company, the Company is able to fulfill the Tablo

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

console and the related consumables and services independently of each other because it would be able to fulfill its promise to transfer the Tablo console, with or without the services, even if the customer did not purchase the Tablo cartridge and would be able to fulfill its promise to provide the Tablo cartridge even if the customer acquired the Tablo console separately, with or without the services. Therefore, the Tablo console and related consumables, including the Tablo cartridge, and services are each distinct in the context of the contract under ASC 606-10-25-19(b). In its evaluation of ASC 606-10-25-19(b) with respect to the Tablo console and related consumables, the Company noted that its conclusion is consistent with ASC 606-10-55-150I and 55-150J which state the following:

The entity determines that its promises to transfer the equipment and to provide consumables over a three-year period are each separately identifiable in accordance with paragraph 606-10-25-19(b). In determining that the equipment and the consumables are not inputs to a combined item in this contract, the entity considers that it is not providing a significant integration service that transforms the equipment and consumables into a combined output. Additionally, neither the equipment nor the consumables are significantly customized or modified by the other. Lastly, the entity concludes that the equipment and the consumables are not highly interdependent or highly interrelated because they do not significantly affect each other. Although the customer can benefit from the consumables in this contract only after it has obtained control of the equipment (that is, the consumables would have no use without the equipment) and the consumables are required for the equipment to function, the equipment and the consumables do not each significantly affect the other. This is because the entity would be able to fulfill each of its promises in the contract independently of the other. That is, the entity would be able to fulfill its promise to transfer the equipment even if the customer did not purchase any consumables and would be able to fulfill its promise to provide the consumables even if the customer acquired the equipment separately.

On the basis of this assessment, the entity identifies two performance obligations in the contract for the following goods or services:

a.	The equipment
b.	The consumables.

The Tablo console and related consumables, including the Tablo cartridge, and services are each capable of being distinct (ASC 606-10-25-19(a)) and distinct in the context of the contract (ASC 606-10-25-19(b)). Accordingly, the Company concludes that based on the facts outlined above, and pursuant to ASC 606-10-25-22, the Tablo console and related consumables, including the Tablo cartridge, and services are each separate performance obligations under ASC 606-10-25-19.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

Refer also to examples in ASC 606-10-55.

3. Revenue from Contracts with Customers, page F-17

20.

Regarding your contractual agreement which contains both lease and non-lease elements, please tell us your consideration of providing an accounting policy for this type of contract. In this regard, you noted “console leasing revenue” and “services associated with leased consoles” as factors attributing to the increase in revenues from March 31, 2019 to March 31, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-14 and F-48 of Confidential Draft No. 2 to provide the Company’s applicable accounting policy.

Item 15. Recent Sales of Unregistered Securities, page II-3

21.	Please revise your disclosure to name the persons or identify the class of persons to whom the securities were sold. Please see Item 701 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-3 of Confidential Draft No. 2 to address this comment.

* * * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 4, 2020

If you have questions with respect to Confidential Draft No. 2 or the responses set forth above, please direct the questions to me at (415) 772-1276 or frahmani@sidley.com.

Sincerely,

/s/ Frank F. Rahmani

Frank F. Rahmani

Sidley Austin LLP

cc:	Leslie Trigg, President, Chief Executive Officer and Director

John L. Brottem, General Counsel

Rebecca Chambers, Chief Financial Officer

Robert A. Ryan, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP

Brian Cuneo, Latham & Watkins LLP